FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  |_|     Form 40-F  |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|     No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K

Documents index

1.	Consolidated Financial Statements of CF Cable TV Inc. for the year ended December 31, 2002 and 2001; and

2.	Management Discussion and Analysis for the year ended December 31, 2002.

kpmg
Consolidated Financial Statements of

CF CABLE TV INC.

Years ended December 31, 2002 and 2001

CF CABLE TV INC. Consolidated Financial Statements Years ended December 31, 2002 and 2001

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Telefax (514) 840-2187
2000 McGill College Avenue	http://www.kpmg.ca
Suite 1900
Montreal (Quebec) H3A 3H8

AUDITORS’ REPORT

TO THE MANAGEMENT OF CF
CABLE TV INC.

We have audited the consolidated balance sheets of CF Cable TV Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of CF Cable TV Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The figures presented as at and for the year ended December 31, 2000 have not been audited.

(Signed KPMG LLP)

Chartered Accountants

Montréal, Canada

January 21, 2003

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss non-operating association.
-1-
CF CABLE TV INC. Consolidated Statements of Operations Years ended December 31, 2002 and 2001, with comparative figures for 2000 (in thousands of dollars)

	2002	2001	2000

		(Restated)	(Restated) (Unaudited)

Operating revenue	$160,851	$168,244	$165,762

Direct costs	48,409	47,111	44,972

	112,442	121,133	120,790

Operating and administrative expenses	54,360	54,305	62,883

Operating income before depreciation and
amortization	58,082	66,828	57,907

Depreciation and amortization (note 4)	20,171	20,043	18,186

Operating income	37,911	46,785	39,721

Financial expenses (note 5)	9,013	30,879	22,836

Other items (note 6)	4,870	2,414	27,627

	24,028	13,492	(10,742)

Income taxes (note 7):
Current	593	720	1,307
Future	7,988	7,127	(4,443)

	8,581	7,847	(3,136)

	15,447	5,645	(7,606)

Share in the results of a company subject to
significant influence	666	212	200

Non-controlling interest in a subsidiary	(95)	(13)	(127)

Income (loss) before amortization of goodwill	16,018	5,844	(7,533)

Amortization of goodwill (note 1 (b))	—	4,911	4,911

Net income (loss)	$16,018	$933	$(12,444)

See accompanying notes to consolidated financial statements. -2-

CF CABLE TV INC. Consolidated Statements of Deficit Years ended December 31, 2002 and 2001, with comparative figures for 2000 (in thousands of dollars)

	2002	2001	2000

		(Restated)	(Restated) (Unaudited)

Balance at beginning of year:
As reported	$(45,038)	$(51,895)	$(39,656)
Cumulative effect of accounting changes
(note 1 (b))	(8,480)	(2,556)	(2,351)

As restated	(53,518)	(54,451)	(42,007)

Excess of the fair value over the carrying
value of the assets sold to an affiliated
company (note 2 (a))	1,861	—	—

Net income (loss)	16,018	933	(12,444)

Balance at end of year	$(35,639)	$(53,518)	$(54,451)

See accompanying notes to consolidated financial statements. -3-

CF CABLE TV INC. Consolidated Balance Sheets As at December 31, 2002 and 2001 (in thousands of dollars)

	2002	2001

		(Restated)

Assets
Fixed assets (note 8)	$184,119	$194,670
Goodwill (note 9)	167,892	167,892
Deferred charges (note 10)	4,814	6,047
Investments	878	212
Future income taxes (note 7)	1,123	3,807
Cash	72	191
Accounts receivable	—	118
Income taxes receivable	—	370
Amounts receivable from parent company	55,432	15,364
Amounts receivable from an affiliated company	767	280
Advances to parent company	733	733
Prepaid expenses and other current assets	523	925

	$416,353	$390,609

Liabilities
Long-term debt (note 11)	$119,291	$124,328
Due to parent company (note 12)	25,969	25,969
Issued and outstanding cheques	12	160
Accounts payable and accrued liabilities	29,619	17,711
Amounts payable to affiliated companies (note 13)	528	914
Deferred revenue and prepaid services	20,619	22,505
Future income taxes (note 7)	20,944	15,640
Non-controlling interest in a subsidiary	10	1,900

	216,992	209,127

Shareholder’s Equity
Share capital (note 14)	235,000	235,000
Deficit	(35,639)	(53,518)

	199,361	181,482

Contingencies (note 18)

	$416,353	$390,609

See accompanying notes to consolidated financial statements. On behalf of the Board: _____________________ Director _____________________ Director -4-

CF CABLE TV INC. Consolidated Statements of Cash Flows Years ended December 31, 2002 and 2001, with comparative figures for 2000 (in thousands of dollars)

	2002	2001	2000

		(Restated)	(Restated) (Unaudited)

Cash flows from operating activities:
Net income (loss)	$16,018	$933	$(12,444)
Adjustments for the following items:
Depreciation and amortization (notes 4 and 5)	20,437	25,229	23,885
Future income taxes	7,988	7,127	(4,443)
Share in the results of a company subject to
significant influence	(666)	(212)	(200)
Non-controlling interest in a subsidiary	95	13	127
Gain on disposal of investments	—	—	(50)
Net premium and write-off of financing
costs and charges upon early redemption
of long-term debt (note 6)	—	1,602	7,865
Capitalized interest expense on subordinated
debt payable to the parent company	—	—	(2,976)
(Gain) loss on debt exchange rate	(1,628)	6,802	1,678
Other	16	(298)	(622)

	42,260	41,196	12,820

Net change in non-cash operating items (note 15)	13,432	(882)	7,533

	55,692	40,314	20,353

Cash flows from investing activities:
Acquisition of fixed assets	(13,768)	(22,534)	(43,671)
Net change in deferred charges	(60)	(1,648)	(265)
Proceeds from disposal of investments	—	—	550
Proceeds from disposal of fixed assets	200	111	7,108
Proceeds from disposal of preferred shares of an
affiliated company (note 2 (a))	6,820	—	—
Acquisition of non-controlling interest	(1,890)	(600)	—

	(8,698)	(24,671)	(36,278)

Cash flows from financing activities:
Repayment of long-term debt	(3,409)	(26,370)	(183,706)
Amounts due to affiliated companies	(43,461)	(217,942)	206,598
Issuance of shares	—	230,000	—
Premium on redemption of long-term debt	—	(263)	(7,499)
Other	(95)	(13)	(127)

	(46,965)	(14,588)	15,266

Net change in cash and cash equivalents	29	1,055	(659)

Cash and cash equivalents at beginning of year	31	(1,024)	(365)

Cash and cash equivalents at end of year	$60	$31	$(1,024)

Cash and cash equivalents are comprised of:
Cash	$72	$191	$113
Issued and outstanding cheques	(12)	(160)	(1,137)

	$60	$31	$(1,024)

See accompanying notes to consolidated financial statements. -5-

CF CABLE TV INC. Notes to Consolidated Financial Statements Years ended December 31, 2002 and 2001

1.	Significant accounting policies:

(a)	Consolidated financial statements:

These consolidated financial statements expressed in Canadian dollars are prepared in accordance with Canadian generally accepted accounting principles. The main differences between United States and Canadian generally accepted accounting principles are described in note 20.

The consolidated financial statements include the accounts of CF Cable TV inc. (the “Company”) and all its subsidiaries from the date of acquisition of their control.

(b)	Accounting changes:

(i)	Business combinations, goodwill and other intangible assets:

In August 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3062, Goodwill and Other Intangible Assets. For business combinations consummated on or before June 30, 2001, the Company adopted in 2002 the new recommendations of the CICA Handbook. Under those new recommendations, goodwill and intangible assets with indefinite useful lives are not amortized and other identified intangible assets are amortized. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

As at December 31, 2001, the Company had unamortized goodwill of $168 million. For the year ended December 31, 2002, this change in accounting policy resulted in a reduction of $5 million in amortization expense related to goodwill. The following summarizes the effect of the accounting change if it were applied retroactively:

	2002	2001	2000

		(Restated)	(Restated)
	(in thousands of dollars)		(Unaudited)
Net income (loss) as reported	$16,018	$933	$(12,444)
Goodwill amortization	—	4,911	4,911

Adjusted net income	$16,018	$5,844	$(7,533)

-6-
CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(b)	Accounting changes (continued):

(i)	Business combinations, goodwill and other intangible assets (continued):

Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognised in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

Based on its review in 2002, the Company does not believe that an impairment of the carrying value of goodwill has occurred.

(ii)	Foreign currency translation:

In November 2001, the CICA issued Handbook Section 1650, Foreign Currency Translation. It recommends to eliminate the deferral and amortization of unrealised foreign currency translation gains and losses on long-lived monetary items for a recognition in the statement of operations. This change harmonises Canadian and United States generally accepted accounting principles concerning translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted in a decrease in deferred charges in the amount of $8.5 million and an increase in deficit in the amount of $8.5 million. Opening deficit in 2000 increased by $2.4 million and the net loss for the year ended December 31, 2000 increased by $0.2 million. Net income for the year ended December 31, 2001 decreased by $5.9 million. Net income for the year ended December 31, 2002 increased by $1.6 million with the adoption of this change in accounting policy.

Other foreign currency transactions entered into by the Company are translated using the temporal method. Translation gains and losses are included in income.

-7-
CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(c)	Investments:

The investment in the common shares of a company subject to significant influence is accounted for under the equity method, whereas other investments are accounted for at cost. Should a permanent decline in value occur, a write-down would be recorded in the books.

(d)	Fixed assets:

Fixed assets are recorded at cost, net of related grants and income tax credits. Cost includes material, direct labour, certain overhead charges and financial expenses relating to the projects to construct and connect receiving and distribution networks. Expenditures for additions, improvements and replacements are capitalised, whereas expenses for maintenance and repairs are charged to operating and administrative expenses.

Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate

Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 30%
	and straight-line	3 years to 7 years
Buildings	Declining balance	5%

(e)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognised for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognised and, if realisation is not considered “more likely than not”, a valuation allowance is provided.

-8-
CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(f)	Deferred charges:

Deferred charges are recorded at cost and include long-term financing costs that are amortised over the term of the debt using the straight-line method. Development costs related to new specialty services and pre-operating expenditures are amortised when commercial operations begin using the straight-line method over periods of three years.

(g)	Revenue recognition:

Initial hook-up revenue is recognised as revenue to the extent of direct selling costs incurred. The remainder, if any, is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the network. Direct selling costs include commissions, the portion of the sales person’s compensation for obtaining new subscribers, local advertising targeted for acquisition of new subscribers and cost of processing documents related to new subscribers acquired.

Operating revenue from cable television and other services is recognised when services are provided. When subscribers are invoiced, the portion of unearned revenue is recorded under “Deferred revenue”. Amounts cashed for services not provided are recorded under “Prepaid services”.

(h)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, less issued and outstanding cheques.

(i)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount and provisions for income taxes. Accordingly, actual results could differ from those estimates.

(j)	Employee future benefits:

Vidéotron (Laurentien) ltée, a subsidiary, maintains a defined benefit career salary pension plan and a last five years average salary pension plan for certain employees. The plans provide for the payment of benefits based on the number of years of service and career average earnings of the employees covered by the plans. The Company also maintains defined contribution pension plans for other employees.

-9-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(j)	Employee future benefits (continued):

Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method. Pension plan expense is charged to operations and includes:

–	The cost of pension plan benefits provided in exchange for employees’ services rendered during the year;

–	The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

–	The amortization of prior service costs over the expected average remaining service life of the employee group covered by the plans; and

–	The interest cost of pension plan obligations, the return on pension funds assets, and the amortization of cumulative unrecognised net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

2.	Business reorganisation:

(a)	On February 8, 2002, the Company and its subsidiaries sold to an affiliated company, Câblage QMI Inc., all their rights and obligations in their internal wire for a total consideration of $6.82 million which represents the transaction price agreed between affiliated companies. As consideration, the Company received 6,820 preferred shares of Câblage QMI Inc. in the amount of $6.82 million. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $1.86 million has been credited to deficit. On February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously.

(b)	In 2002, CF Cable TV Inc. proceeded to a reorganisation of the subsidiaries under the control of CF Cable TV Inc.: Vidéotron (RDL) Ltée, Vidéotron (Granby) Ltée, TDM Newco Ltée, Vidéotron (Richelieu) Ltée, Vidéotron (Laurentien) Ltée. These subsidiaries were merged or wound up into a parent company, renamed Vidéotron Regional Ltée, subsidiary of CF Câble TV Inc.

(c)	In 2002, Télécâble Charlevoix (1977) Inc., a subsidiary of the Company, redeemed from its non-controlling shareholder 189,000 of Class “D” Preferred Shares for a total consideration of $2.0 million including cumulative unpaid dividends of $0.1 million.

-10-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

3.	Employee future benefits:

According to the most recent actuarial valuation of the defined benefit pension plan, the projected actuarial value of accrued pension benefits, for accounting purposes, amounted to $5.1 million and the adjusted market value of assets amounted to $6.0 million.

The following tables provide a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the years ended December 31, 2002, 2001 and 2000, and a statement of funded status as at these dates:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)

Change in benefit obligations:
Benefit obligations, beginning of year	$5,650	$5,374	$4,841
Change in assumptions	—	—	181
Service costs	134	112	195
Interest costs	320	547	342
Curtailment gain	—	(199)	—
Actuarial gain	(695)	—	—
Benefits and settlements paid	(345)	(184)	(185)

Benefit obligations, end of year	$5,064	$5,650	$5,374

Change in plan assets:
Fair value of plan assets, beginning
of year	$6,422	$7,720	$7,076
Change in assumptions	—	—	257
Actual return on plan assets	(151)	(1,163)	522
Employer contributions	52	49	50
Benefits and settlements paid	(345)	(184)	(185)

Fair value of plan assets, end of year	$5,978	$6,422	$7,720

Reconciliation of funded status:
Excess of fair value of plan assets
over benefit obligations, end of year	$914	$772	$2,346
Unrecognized actuarial loss	1,759	1,812	—

Net amount recognized in balance sheet
as deferred benefit costs	$2,673	$2,584	$2,346

-11-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

3.	Employee future benefits (continued):

Components of the net benefit costs (credit) are as follows:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)
Service costs	$134	$112	$195
Interest costs	320	547	342
Expected return on plan assets	(510)	(649)	(522)
Amortization of actuarial gain	—	—	(88)

Net benefit costs (credit)	$(56)	$10	$(73)

Amount recognised in the balance sheets is as follows:

	2002	2001

	(in thousands of dollars)
Accrued benefit liability	$(784)	$(785)
Employee future benefit costs	3,457	3,369

Net amount recognised	$2,673	$2,584

The weighted average assumptions used in the measurement of the Company’s benefit obligations are as follows for the years ended December 31, 2002 and 2001.

	2002	2001

Discount rate	6.75%	6.50%
Expected return on plan assets	7.75	8.00
Rate of compensation increase	3.25	3.20

-12-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

4.	Depreciation and amortization:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)
Fixed assets	$19,184	$19,067	$17,946
Deferred charges	987	976	240
Goodwill	—	4,911	4,911

	$20,171	$24,954	$23,097

5.	Financial expenses:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)
Third parties

Interest on long-term debt	$11,033	$11,548	$14,930
Amortization of deferred financing costs	266	275	788
(Gain) loss on foreign denominated debt
(note 1 (c))	(1,628)	6,802	1,678
Others	—	1,317	(347)

	9,671	19,942	17,049
Interest capitalized to fixed assets	—	(335)	(1,287)
Interest income	—	(13)	(1)

	—	19,594	15,761
Parent company:
Interest on advances	—	—	(4,890)
Interest - others	(658)	11,285	11,866

	(658)	11,285	6,976
Companies under common control:
Interest on obligations under capital leases	—	—	99

	—	11,285	7,075

	$9,013	$30,879	$22,836

-13-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

5.	Financial expenses (continued):

Interest paid and interest received from third parties for the year amounted to $11 million and nil, respectively (2001 - $12.5 million and $0.1 million, respectively; 2000 — $20.4 million and $0.1 million, respectively (unaudited)).

Interest paid to affiliated companies for the year amounted to $0.1 million (2001 - $11.9 million; 2000 - $11.6 million (unaudited)). Interest received from affiliated companies during the year amounted to nil (2001 – nil, 2000 - $5 million (unaudited)).

6.	Other items:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)

Net premium and write-off of financing costs
and charges upon early redemption
of long-term debt (note 11 (a))	$—	$1,602	$7,865
Share of the redemption costs of
Le Groupe Videotron ltee stock options (2)	—	—	14,154
Restructuring costs (1)	4,870	870	5,705
Gain on disposal of investments	—	—	(50)
Other	—	(58)	(47)

	$4,870	$2,414	$27,627

(1)	In 2002, the Company put forward a cost reduction program that includes labor reduction and consequently, employees termination benefits and other related commitments.

(2)	As of October 23, 2000, Quebecor Media Inc. completed its acquisition of Le Groupe Vidéotron ltée, the ultimate parent company. The Company’s share in the redemption costs of Le Groupe Vidéotron ltée stock options amounted to $14 million in 2000 (unaudited).

-14-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

7.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes, share in the income of a company subject to significant influence, non-controlling interest in a subsidiary and amortization of goodwill according to the combined basic income tax rate and the effective income tax rate:

	2002	2001	2000

		(Restated)	(Restated)
	(in thousands of dollars)		(Unaudited)
Income taxes based on the combined:
Federal and provincial (Quebec) basic
income tax rate of 35.12%
(2001 - 37.16%; 2000 - 38.16%)	$8,438	$7,215	$(4,033)

Change due to the following items:
Federal large corporations tax	593	720	1,307
Non-deductible charges and/or
loss deductible at a lower rate or for
which the tax benefit was not recorded
and other	510	935	960
Changes in enacted tax rate	(960)	(1,023)	(1,370)

Income taxes based on the effective
income tax rate	$8,581	$7,847	$(3,136)

Income taxes paid during the year amounted to $0.6 million (2001 - $1.2 million; 2000 - $0.8 million (unaudited)).

-15-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

7.	Income taxes (continued):

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2002	2001

		(Restated)
	(in thousands of dollars)

Future income tax assets:
Operating loss carryforwards	$12,508	$20,367
Non-deductible provision	2,119	—
Differences between book and tax bases of
other assets	1,444	1,508

	16,071	21,875

Future income tax liabilities:
Differences between book and tax bases of fixed assets	(35,892)	(33,708)

Net future income tax liability	(19,821)	(11,833)

Less income future tax assets	1,123	3,807

Future income tax liability	$(20,944)	$(15,640)

As at December 31, 2002, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of approximately $45 million expiring from 2003 to 2009 for which a future income tax asset of $14 million has been recognized at that date. The Company also had capital losses of approximately $1 million and for which no future income tax asset has been recognised.

8.	Fixed assets:

			2002

		Accumulated	Net book
	Cost	depreciation	value

	(in thousands of dollars)

Receiving and distribution networks	$318,860	$140,755	$178,105
Furniture and equipment	19,269	17,142	2,127
Buildings	4,767	1,617	3,150
Land	737	—	737

	$343,633	$159,514	$184,119

-16-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

8.	Fixed assets (continued):

			2001

		Accumulated	Net book
	Cost	depreciation	value

	(in thousands of dollars)

Receiving and distribution networks	$320,196	$132,646	$187,550
Furniture and equipment	19,407	16,449	2,958
Buildings	4,827	1,468	3,359
Land	803	—	803

	$345,233	$150,563	$194,670

9.	Goodwill:

			2002	2001

		Accumulated	Net book	Net book
	Cost	amortization	value	value

	(in thousands of dollars)

Goodwill	$196,741	$28,849	$167,892	$167,892

10.	Deferred charges:

	2002	2001

		(Restated)
	(in thousands of dollars)

Long-term financing fees	$1,172	$1,477
Development and pre-operating costs	185	767
Employee future benefit costs (note 3)	3,457	3,369
Other	—	434

	$4,814	$6,047

-17-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

11.	Long-term debt:

	2002	2001

	(in thousands of dollars)
Senior Secured First Priority Notes (a)	$119,266	$124,277
Mortgage (b)	25	51

	$119,291	$124,328

(a)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million (2001 —US$77.8 million), bear interest at the rate of 9.125%, and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realisation on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

(b)	Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

12.	Due to parent company:

	2002	2001

	(in thousands of dollars)

Inter-company Deeply Subordinated Debt, bank prime rate
plus 2% and repayable after the total repayment of
the Senior Secured First Priority Notes	$25,969	$25,969

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CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

12.	Due to parent company (continued):

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

13.	Amounts payable to affiliated companies:

	2002	2001

	(in thousands of dollars)

Quebecor Média Inc.	$4	$550
Le Groupe TVA Inc.	255	148
Vidéotron Télécom Inc.	147	159
Vidéotron TVN Inc.	53	55
Others	69	2

	$528	$914

14.	Share capital:

Authorized:

100,000,000 preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, carrying a fixed annual cumulative preferred dividend at a rate equal to the prime rate of the lead banker of the Company plus 2.25% and redeemable.

100,000,000 common shares, without par value, with voting rights and participating

	2002	2001

	(in thousands of dollars)

Issued and paid:
5,000,230 common shares	$235,000	$235,000

-19-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

15.	Net change in non-cash operating items:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)

Accounts receivable	$118	$283	$1,511
Income taxes	370	(578)	1,450
Amounts receivable from affiliated companies	2,940	2,028	11,064
Prepaid expenses and other current assets	402	776	55
Accounts payable	11,908	(2,034)	(5,993)
Amounts due to affiliated companies	(420)	(214)	(193)
Deferred revenue and prepaid services	(1,886)	(1,143)	(361)

	$13,432	$(882)	$7,533

16.	Financial instruments:

(a)	Fair values:

The carrying amount of cash, accounts receivable, issued and outstanding cheques and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

		2002		2001

	Book value	Fair value	Book value	Fair value

Financial liabilities

Long-term debt:
Senior Secured
First Priority
Notes	$119,266	$125,826	$124,277	$134,219
Mortgage	25	25	51	51

Inter-company Deeply
Subordinated Debt
due to parent company	25,969	25,969	25,969	25,969

The fair value estimates are based on market quotes, when available, or on rates that the Company could obtain for instruments having the same characteristics. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

-20-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

16.	Financial instruments (continued):

(b)	Other disclosures:

(i)	The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements. In order to minimize this risk, the Company’s general policy is to deal only with counterparties with a Standard & Poor’s rating (or the equivalent) of at least A.

(ii)	The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.

(iii)	The Company does not have derivatives to mitigate its exposure towards fluctuations of interest rate and foreign currency rate.

17.	Related party transactions:

The Company and the parent company have entered into an agreement by virtue of which most of the operating expenses will be grouped, paid by Vidéotron ltée and re-billed to the Company on a prorata basis, based on the number of subscribers and revenues. During 2002, an amount of $39.5 million was billed under the agreement (2001 - $31.5 million; 2000 - $60 million (unaudited)), of which $31.2 million (2001 — $21.9 million; 2000 - $32.4 million (unaudited)) was charged to operating expenses and $8.3 million (2001 - $9.6 million; 2000 - $27.7 million (unaudited)) was capitalized to fixed assets.

In addition to the operations disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2002	2001	2000

	(in thousands of dollars)		(Unaudited)

Quebecor Media Inc.:
Operating and administrative expenses	$593	$1,243	$2,639
Disposal of investments	—	—	550
Reorganization costs	—	187	2,891

Videotron ltee:
Operating and administrative expenses	1,717	1,823	1,847
Reorganization costs	—	—	1,654
Acquisition of fixed assets	—	1,681	—
Transfer of deferred charges	—	772	—

Companies under common control:
Operating revenue	342	348	357
Direct costs	1,603	1,638	1,678
Operating and administrative expenses	4,148	696	744
Disposal of fixed assets	—	—	7,060
Transfer of deferred charges	—	—	267
Operating and administrative expenses
recovered	4,089	2,643	551

-21-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

18.	Contingencies:

In 1999, Regional Cablesystems Inc. (now known as Persona Communications Inc.) initiated an arbitration by which it claimed an amount of $8.6 million as a reduction of the purchase price of the shares of Northern Cable Holdings sold to Regional Cablesystems Inc. by the Company. It is not possible at this stage to determine the outcome of this claim.

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2002 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

19.	Comparative figures:

Certain figures of 2001 and 2000 have been reclassified to conform with the presentation adopted in the year ended December 31, 2002.

20.	Generally accepted accounting principles in the United States:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States (U.S. GAAP), except as set forth below:

(1)	Adjustments to net income:

	2002	2001

		(Restated)
	(in thousands of dollars)

Net income for the year based on Canadian GAAP	$16,018	$933
Capitalization of hook-up costs, net of amortization (a)	(175)	(356)
Development and pre-operating costs (b)	1,016	(764)
Interest expenses (d)	(1,565)	(1,993)
Income taxes (e)	(261)	(197)

Net income (loss) and comprehensive net income (loss)
for the year based on U.S.GAAP	$15,033	$(2,377)

-22-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

20.	Generally accepted accounting principles in the United States (continued):

(2)	Adjustments to shareholder’s equity (deficiency):

	2002	2001

	(in thousands of dollars)
		(Restated)

Shareholder’s equity based on Canadian GAAP	$199,361	$181,482
Capitalization of hook-up costs, net of amortization (a)	(9,208)	(9,033)
Development and pre-operating costs (b)	(185)	(1,201)
Amortization of goodwill (c)	(4,480)	(4,480)
Income taxes (e)	2,927	3,188

Shareholder’s equity based on U.S. GAAP	$188,415	$169,956

(a)	Capitalization of hook-up costs, net of amortization:

Under Canadian GAAP, the cost of disconnecting and reconnecting subscribers which include material, direct labour and certain overhead charges are capitalized and depreciated over a four-year period on a straight-line basis. Under U.S. GAAP, these costs are expensed as incurred.

(b)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, most development costs are expensed as incurred.

(c)	Goodwill:

Effective October 31, 1970, U.S. GAAP require the determination of the fair market value of all intangible assets acquired and that the amount so determined be amortized over a period not exceeding 40 years. Under Canadian GAAP, prior to November 30, 1990, there was no requirement to amortize intangible assets, which were considered to have an indefinite life.

Effective for fiscal periods beginning after December 1, 1990, Canadian GAAP require that all intangible assets be amortized. As a result, commencing September 1, 1991, the Company amortized the acquisition cost of “Goodwill” using the straight-line method, over a period of 40 years.

(d)	Interest expenses:

For U.S. GAAP reporting purposes only, the interest waived on the inter-company Deeply Subordinated Debt is recognized as interest expense and a contribution to equity.

-23-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

20.	Generally accepted accounting principles in the United States (continued):

(2)	Adjustments shareholder’s equity (deficiency) (continued):

(e)	Income taxes:

Prior to fiscal 2001, under Canadian GAAP, income taxes were provided for under the deferral method whereas, under U.S. GAAP, income taxes are provided for under the liability method (see note 1).

Giving effect to the new accounting in 2001, under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates, whereas under U.S. GAAP, future income tax assets and liabilities are only measured using enacted tax rates.

Included in the caption “Income taxes”, is the tax effect of various adjustments where appropriate and the impact of the measurement of income taxes using substantively enacted rate changes that would not have been recorded under U.S. GAAP.

21.	Summarised financial information:

In lieu of providing separate financial statements of the guarantors of the Notes referred to in note 11 (a), set forth below is a summary of financial information as at and for the year ended December 31, 2002 for (i) the Company (carrying its investments in the subsidiaries at cost, (ii) the guarantor subsidiaries of the Company on a combined consolidated basis, and (iii) the Company on a consolidated basis.

Assets and liabilities have been adjusted to reflect the push-down of the investment cost of the Company into its subsidiaries.

-24-

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2002 and 2001

21.	Summarised financial information (continued):

	CF Cable TV Inc

	Non-consolidated	Guarantors	Consolidated

	(in thousands of dollars)

Balance sheet data:
Current assets	$55,735	$1,059	$56,794
Long-term assets	103,186	256,373	359,559
Current liabilities	29,337	21,441	50,778
Long-term liabilities	156,734	9,480	166,214

Statement of income data:
Operating revenue	88,319	72,532	160,851
Operating income before
depreciation and amortization	31,257	26,825	58,082
Income before income taxes, share in
the results of a company subject to
significant influence and non-controlling
interest in a subsidiary	6,989	17,039	24,028
Income for the period based on Canadian
GAAP	5,036	10,982	16,018
Income for the period based on U.S. GAAP	3,965	11,068	15,033

Based on the above-mentioned assumptions, non-consolidated shareholder’s equity of the Company amounts to $216.4 million and $212.7 million under Canadian GAAP and U.S. GAAP, respectively. Shareholder’s deficiency of the guarantors’ subsidiaries, on a combined basis, amounts to $17 million and $24.2 million under Canadian GAAP and U.S. GAAP, respectively. Note 20 provides the adjustments required to reconcile Canadian GAAP to U.S. GAAP, on a consolidated basis.

-25-

Financial Information for the year ended December 31, 2002 May 2003

Highlights May 2003

FINANCIAL HIGHLIGHTS

	Years ended December 31,
(in thousands of dollars)	2002	2001	Change

Revenues	$160,851	$168,244	-4.4%
EBITDA	$ 58,082	$ 66,828	-13.1%
Depreciation and amortisation	$ 20,171	$ 20,043	0.6%
Operating income	$ 37,911	$ 46,785	-19.0%
Net income (loss) (year 2001 restated)	$ 16,018	$ 933	1616.8%
Cash flows from operating activities	$ 42,260	$ 41,196	2.6%

OPERATIONAL HIGHLIGHTS

Subscribers	2002	2001

Basic Cable

Basic Subscribers (1)	424,679	446,209	-4.8%
Home passed (2)	654,133	654,527	-0.1%

% Penetration (3)	64.9%	68.2%

Basic Subscribers - Residential (4)	370,578	392,604	-5.6%

Extended Basic Tier - Residential Subscribers	296,153	318,097	-6.9%

% Penetration - Residential Basic Subscribers	79.9%	81.0%

Digital Cable

Digital Subscribers	37,343	24,008	55.5%

% Penetration (5)	8.8%	5.4%

Number of digital terminals	39,882	25,533	56.2%

(1)	Basic subscribers are subscribers who received basic cable service and includes analog and digital basic subscribers.

(2)	Homes passed are number of living units, such as residence homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3)	Represents subscribers as a percentage of homes passed.

(4)	Residential basic subscribers are residential subscribers who received basic cable service and includes analog and digital basic subscribers.

(5)	Represents digital subscribers as a percentage of basic subscribers. 2

Management Discussion and Analysis

Business Overview

2002 has been a challenging year for the Company. Many events impacted our day-to-day operations. First, the continuation of the fierce Direct-To-Home (DTH) satellite competition required an increased focus on customer service and cost management. The Company had to face a labour conflict from May 2002 until April 29, 2003 involving 2200 employees. The new labour contract includes a wage freeze until the end of 2004 and allows for more operation flexibility including subcontracting issues. Also marking 2002 was the initiation of a public campaign against signal distribution piracy.

We offer our clients a vast selection of high-tech products. True-to-life images are now available with our High Definition Television (HDTV) terminal. We also offer the latest technology in digital recording with our new Personal Video Recorder (PVR) terminal. We believe that CF Cable’s actual market position, its vast selection, combined with the high quality of its products, provide the Company a significant competitive advantage over alternative distribution systems.

Basis of presentation

The consolidated financial statements for the years ended December 31, 2002 and 2001 include the consolidated financial statements of CF Cable TV Inc. and all of its subsidiaries.

The following table contains, for the period indicated, our historical results from operations, as a percentage of revenues

	Year ended December 31,
	2002	2001

Revenues	100.0%	100.0%
EBITDA	36.1%	39.7%
Depreciation and amortisation	12.5%	11.9%
Operating income	23.6%	27.8%	.
Cash flows from operating activities	26.3%	24.5%

3

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Consolidated Statements of Income

Consolidated revenues decreased to $160,8 million for the year ended December 2002 compared to $168,2 million in 2001 a decrease of $7,4 million or 4.4 % similar to the reduction in number of basic subscribers.

Directs costs reached $48,4 million in 2002 compared to $47,1 million in 2001. The increase of $1,3 million or 2,8 % is mainly attributable to the raise of the monthly programming fees from certain services providers according to contract specifications and to increased fees due to higher penetration rate of our digital service.

Operating and administrative expenses totalled $54,4 million in 2002 compared to $54,3 million in 2001, a slight increase of $0,1 million of 0,1%.

Financial expenses decreased to $9,0 million in 2002 compared to $30,9 million in 2001, a reduction of $21,9 million or 70,8%. The reduction is mainly due to the reduction in long-term debt and to the $230,0 million repayment of advances to parent company in August 2001 and non-cash foreign exchange gain on US dollar denominated debt. In November 2001, the Canadian Institute of Chartered Accountants (CICA) introduced a change in accounting rules that eliminated the deferral and amortisation of unrealised foreign currency translation gains and losses on long-lived monetary for a recognition in the statement of operations starting January 2002 with retroactive restatement of comparative figures. As a result of this accounting change, the gain on debt exchange rate in 2002 totalled $1,6 million compared to a loss on exchange rate of $6,8 million in 2001 restated financial statements.

In 2002, the Company recorded cost of $4,8 million under the heading Other items. This amount reflects the impact of a cost reduction program that includes labour reduction, employee termination and other related commitments. In 2001 the Company recorded $2,4 million under Other items which was mainly related to the write-off of financing charges due to early redemption of Senior Secured First Priority Notes. Net income increased to $16,0 million in 2002 compared to $0,9 million in 2001, an increased of $15,1 million.

Consolidated Balance Sheet

Fixed assets decreased to $184,1 million as at December 31, 2002 compared to $194,7 million, an decrease of $10,6 million or 5,4 % resulting mainly from the sale of all cable infrastructure in dwellings of 20 units and more and from a reduction in capital expenditures. The total consolidated assets reached $416.4 million in 2002 compared to $390,6 million in 2001, an increase of 25,8 million or 6,6 % explained mainly by increased receivable from parent company off set by the reduction in fixed assets.

Long-term debt totalled $119,3 million as at December 31, 2002 compared to $124,3 million in 2001, a decrease of $5,0 million resulting mainly form an early redemption of US$2,2 million of the Senior Secured First Priority Notes. Consolidated liabilities increased to $217,0 million in 2002 compared to $209,1 million in 2001, an increased of $7,9 million or 3,8 % resulting mainly from increased account payable due to the restructuring accrual and future income taxes off set by decreased long-term debt, deferred revenues and non-controlling interest in a subsidiary. Shareholder’s equity increased to $199,4 million in 2002 compared to $181,5 million in 2001.

4

Liquidity and Capital Resources

Cash flows from operations reached $42,3 millions in 2002 compared to $41,2 million in 2001, an increase of $1,1 million resulting mainly from the reduction in interests paid to third party.

Investing activities resulted in cash outflows of $8,7 million in 2002 compared to $24,7 million in 2001, a decrease of $16,0 million. This reduction is mainly attributable to the reduction in acquisition of fixed assets by $8,7 million and to the proceed of $6,8 million from the sale of all cable infrastructures in dwelling of 20 units and more.

Financing activities generated cash outflows of $47,0 million in 2002 compared to $14,6 million in 2001, an increase of $32,4 million. This increase is attributable to the payments done to affiliated companies off set by the reduction in early repayment of the Senior Secured First Priority Notes.

Future Outlook

Although competition in cable television from direct broadcast satellite (DBS) and from multipoint distribution system (MDS) services have fostered since late 1990’s, CF Cable has responded with a more enhanced product offering from digital to high definition TV (HDTV) and recently video on demand (VOD) with more appealing choice and bundled services. The Company management is confident that it will succeed to maintain and increase subscribers through its leading hedge digital services and customer driven products.

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC. (Signed) Claudine Tremblay —————————————— By: Claudine Tremblay Assistant Secretary

Date: May 15, 2003